

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2019

Garett Rosenblum
Chief Accounting Officer
iStar Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

   Re: iStar Inc.
     Form 10-K for the fiscal year ended December 31, 2018
     Filed February 26, 2019
     File No. 001-15371

Dear Mr. Rosenblum:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate and
         Commodities